                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended December 2001
                        Commission File Number 001-12335


                         Galesburg Hourly Savings Trust
                                  401(k) Plan


                          Butler Manufacturing Company
                              1540 Genessee Street
                             Kansas City, MO 64102


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                          INDEPENDENT AUDITORS' REPORT


The Retirement Administrative Committee
Butler Manufacturing Company:

We have audited the accompanying statement of net assets available for benefits of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ KMPG LLP

Kansas City, Missouri
June 14, 2002



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THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ANDERSEN REPORT AND HAS NOT BEEN
REISSUED BY ANDERSEN.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Administrative Committee of Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Kansas City, Missouri,
June 8, 2001



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                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                             2001         2000
                                                         ----------   ----------
Assets:
    Investments:
       Fidelity Management Trust Company:
          Managed Income Portfolio                       $  887,993      751,629
          Puritan Fund                                    1,534,049    1,440,394
          Magellan Fund                                   2,210,387    2,381,672
          Equity Income Fund                                947,571      904,027
          Retirement Money Market Trust                   1,427,267    1,288,063
          Aggressive Growth Fund                             83,354      121,888
          Freedom 2000 Funds                                 94,974       81,163
          U.S. Bond Index                                    97,731       46,841
          Other                                              59,814       80,827
    Butler common stock fund                                111,149       82,488
    Participant loans outstanding                           425,891      368,524
                                                         ----------   ----------
                   Total investments                      7,880,180    7,547,516
    Receivables:
       Employee contributions receivable                     62,121       91,496
                                                         ----------   ----------
                   Total receivables                         62,121       91,496
                                                         ----------   ----------
                     Net assets available for benefits   $7,942,301    7,639,012
                                                         ==========    =========

       See accompanying notes to financial statements.



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                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2001 and 2000


                                                                                    2001                   2000
                                                                                 ----------             ----------
Contributions:
    Employee                                                                    $   846,240                963,559
    Employer                                                                         54,416                166,644
                                                                                 ----------             ----------
                Total contributions                                                 900,656              1,130,203
Income:
    Net depreciation in fair value of investments                                 (534,736)              (433,088)
    Interest and dividends                                                          285,517                425,811
Other:
    Distributions                                                                 (329,246)              (177,479)
    Fees                                                                           (11,393)               (11,097)
    Net transfers (to) from another employer-sponsored fund                         (7,509)                 17,226
                                                                                 ----------             ----------
                Increase in net assets available for benefits                       303,289                951,576
Net assets available for benefits:
    Beginning of year                                                             7,639,012              6,687,436
                                                                                 ----------             ----------
    End of year                                                                  $7,942,301              7,639,012
                                                                                 ==========             ==========

See accompanying notes to financial statements.



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
                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (A)  GENERAL

             In 1991, Butler Manufacturing Company (the Company) established the Galesburg Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust).

             The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

        (B)  BASIS OF PRESENTATION

             The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

        (C)  ASSETS HELD IN MASTER TRUST

             All assets of the Plan are held in the Master Trust and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by the trustee based on the fair value of the investments.
             The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. When the fair value of securities is not available, the securities are stated at their estimated fair value. Securities transactions are accounted for on the trade date.

        (D)  FEES AND EXPENSES

             The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust, may be paid from the assets of the Plan or by the Company, as the Company elects.

        (E)  ELIGIBILITY

             All full-time Galesburg union hourly employees of the Company, having completed four months of employment, are eligible to participate in the Plan.

        (F)  VESTING

             All eligible employees participating in the Plan are immediately 100% vested in employer and participant contributions.





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                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000



        (G)  TERMINATION

             The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability, or termination of employment.

        (H)  USE OF ESTIMATES

             The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)   CONTRIBUTIONS

      Employees may contribute to the Plan from 1 to 15% of their compensation in 1% increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1% increments among the funds established by the Company. The Company can elect to provide a matching contribution out of the Galesburg gain-sharing plan in an amount no greater than 25% of employee contributions. This match is limited to 6% of employee compensation. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability, or death if the Company has made a company-matching contribution under the Butler Manufacturing Company 401 (k) Employee Savings Trust Plan.

(3)   DISTRIBUTIONS

      If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies, or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution.

      All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

      Distributions payable to vested participants at December 31, 2001 were $37,250. These distributions are included in net assets available for benefits in the accompanying financial statements, however, they are recorded as a liability of the Plan for purposes of the Plan's Form 5500.

(4)   IN-SERVICE WITHDRAWALS

      Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.



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                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000



(5)   LOANS TO PARTICIPANTS

      At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50% of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders, or highly compensated participants.

(6)   ASSETS

      Held in Master Trust The net assets of the Master Trust available for all participating plans at December 31 are as follows:

                                                                        2001
                                                                    ------------
Assets:
    Investments:
      Short-term investments                                        $ 12,657,351
      Fixed income funds                                              11,868,079
      Domestic equities funds                                         68,108,401
      International equities funds                                     1,507,679
      Butler common stock fund                                         3,321,973
      Participating loans outstanding, at interest rates ranging
        from 9.0% to 10.0%                                             3,161,823
                                                                    ------------
                                                                     100,625,306
    Receivables:
      Employee contribution receivable                                   619,833
      Employer contribution receivable                                 1,663,035
                                                                    ------------
              Total investments                                     $102,908,174
                                                                    ============




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
                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000



The changes in net assets of the Master Trust for the years ended December 31 are as follows:

                                                                   2001
                                                               ------------
Additions:
    Company contributions                                      $  9,023,088
    Employee contributions                                        1,716,159
    Rollovers                                                        52,760
    Interest and dividends                                        3,262,692
    Change in fair value investments:
      Mutual funds                                               (9,870,542)
      Butler common stock fund                                      319,158
                                                               ------------
              Total additions                                     4,503,315
Deductions:
    Benefits paid                                                (7,045,615)
    Administrative expenses                                         (84,599)
                                                               ------------
              Total deductions                                   (7,130,214)
                                                               ------------
              Net change                                        $(2,626,899)
                                                               ------------
Net assets available for benefits:
    Beginning of year                                          $105,535,073
                                                               ------------
    End of year                                                $102,908,174
                                                               ============


(7)   INVESTMENT PORTFOLIO RISK

      The Plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(8)   FEDERAL INCOME TAXES

      The Plan has received a favorable determination letter, dated December 22, 1994, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter, and an application for determination was submitted to the Internal Revenue Service on January 14, 2002. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.





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(9)   FORM 5500 RECONCILIATION

      The reconciliation of the net assets available for benefits between the financial statements and the Form 5500 as of December 31 is as follows:


                                                                       2001
                                                                     ---------
Net assets available for benefits per the financial statements       $7,942,301
Benefit obligations currently payable                                   (37,250)
                                                                     ----------
Net assets available per the Form 5500                               $7,905,051
                                                                     ==========

      The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to form 5500.

Benefits paid to participants per the financial statements           $  329,246
Amounts currently payable at December 31, 2001                           37,250
                                                                     ----------
Benefits_ paid to participants per the Form 5500                     $  366,496
                                                                     ==========





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                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         GALESBURG HOURLY EMPLOYEE SAVINGS TRUST



Date:June 28, 2002                        By: /s/ Larry C. Miller
                                                  ------------------------------
                                                  Larry C. Miller, Member of the
                                                  Administrative Committee



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                                         EXHIBIT INDEX


Exhibit
Number                                          Description
--------                         ----------------------------------------------

23                               Independent Auditors' Consent

23.2                             Notice Regarding Consent of Arthur Andersen LLP




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